

82 - 3428

Ref:AM:PVK:469:2005

Date:19th July, 2005.



Mumbai
owers,

05009962

- 400 001.
Fax No. 272 3121/3719/2037.

SUPPL

Kind Attention:Shri Sanjay Golecha, Dy. Gen. Manager.

Dear Sir,

This is now to notify you that under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Friday**, the **29th July, 2005**, to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the First Quarter ended on 30th June, 2005.

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited.**

ANIL MALIK
Company Secretary

CC.TO:- **Securities and Exchange Commission**
Attn:- International Corporate Finance
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

7/27

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107